September 14, 2005	[W & W Letterhead]	Philip T. Colton Direct Dial: (612) 604-6729
Direct Fax: (612) 604-6929
pcolton@winthrop.com

VIA EDGAR/COURTESY COPY FEDERAL EXPRESS

Ms. Kathleen Kerrigan

Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

RE:         Digital Angel Corporation

Form 10-K for the year ended December 31, 2004

Filed March 8, 2005

Form 10-Q for the quarterly period ended March 31, 2005

File No. 1-15177

Dear Ms. Kerrigan:

On behalf of Digital Angel Corporation, a Delaware corporation, we are responding to the comments and requests made by you and Ms. Hauber during our conference call on Wednesday, August 31, 2005 and our subsequent conversation later that afternoon.  We have responded to each of the comments/requests and have preceded each response with the related Staff Comment/Request.

1.             Please advise the applicability of SOP 97-2 and if the Company believes that this literature is not applicable, please explain why.

Response:              A typical OuterLink system consists of data terminal hardware, communication services and software tools that enable clients to visually track and display real-time and historical information about the assets under their control.  The data terminal hardware includes a CPU.  The data terminal hardware transmits and receives over specific OuterLink dedicated frequencies to OuterLink’s network operations center and when used in connection with OuterLink’s software enables the communication of position and location reports, fleet status information as well two way messaging.  A more complete description of OuterLink’s business and product is attached as Exhibit A hereto.

Paragraph 2 of SOP 97-2 states in part “…It does not apply, however, to revenue earned on products or services containing software that is incidental to the products or services as a whole.”  Footnote 2 to this paragraph states in part “Indicators of whether software is incidental to a product as a whole include (but are not limited to) (a) whether the software is a significant focus of the marketing effort or is sold separately, (b) whether the vendor is providing post contract customer support, and (c) whether the vendor incurs significant costs that are within the scope of FASB Statement No. 86…”

OuterLink’s proprietary software is licensed only to customers that purchase the OuterLink transceiver (the CP2) and sign a service agreement.  The software license automatically terminates upon the termination of the service agreement.  Additionally, the license cannot be transferred or assigned to anyone else.  The customers are not purchasing from OuterLink a license to use software in their day to day business, they are purchasing the ongoing ability to track in real-time the location of their fleet of aircraft and to send and receive messages directly to/from one or more aircraft.  As such, the software is incidental to the service and not subject to SOP 97-2.

OuterLink, in its marketing material briefly discusses its software but such discussion is limited to stating that it may be installed on a standalone system or network, its ability to interface with other software and the data which is provided.  Additionally, except as additional installations for existing customers, the software is not sold separately from the transceiver and the service agreement.  There is limited post contract support for one year which provides for maintenance but not software upgrades, if any.  Lastly, OuterLink currently incurs only nominal costs associated with the delivery of the software to customers.  The Company infrequently upgrades the software and the outsourced costs associated with such upgrades are nominal.

Additionally, only one license is required in order for the customer to track multiple aircraft.  In general, the relative cost is $5,000 for the software license, $12,000 for one transceiver - the CP-2 (each aircraft must have its own transceiver) and $100 per month per transceiver for the tracking service.

Based upon the criteria set forth in SOP 97-2, the Company considers the software an incidental component of the service being provided and therefore it is appropriate that the licensing fee be amortized over the estimated number of months of service the Company provides on the hardware units it sells.

2.             Please provide a copy of Outerlink’s sales documentation.

Response:              Attached to this response, as Exhibit B and Exhibit C, respectively, is a copy of Outerlink’s standard terms and conditions and form of Communications Services Agreement.

3.             Advise how the Company determined that a 30 month period was an appropriate period over which to recognize Outerlink’s product revenue and expenses.

Response:             The Company initially determined the deferral period by estimating the timeframe over which the Company’s product (transceiver hardware, software and service) would be utilized by a customer.  The Company took into consideration the estimated life of the hardware unit, the relatively short period of time the product had been available, the estimated release date of new versions and the Company’s estimated experience at that time.

The Company intends to monitor the average service period annually to determine if a longer or shorter period of time should be utilized over which to recognize OuterLink product revenue and associated product costs.

4.             Advise as to whether the resale of Outerlink product by Outerlink customers occurred since the Company acquired Outerlink in January 2004 or whether these resales occurred since the inception of Outerlink.

Response: In April 2005 OuterLink became indirectly involved in facilitating the transfer of four transceiver hardware units owned by a former customer to an existing customer. The transfer resulted in the Company earning additional consideration (about $2,000) for conducting an inspection and recertification of the transceiver hardware.  To the best of the Company’s knowledge, no other resale of Outerlink product has occurred over the approximate 5 years that its product has been available.

5.             Please explain why the Company believes that revenues and expenses associated with Outerlink hardware and software sales should be deferred over a period of time as opposed to being immediately recognized; addressing in particular EITF 00-21’s mention that product that should be considered a separate unit of accounting if the product can be resold.

Response:             EITF 00-21 paragraph 9, states that in the case of an arrangement containing multiple deliverables, the delivered item(s) should be considered separate if all conditions are met.  The focus of this response, as requested by the staff, is condition “a”.

Condition “a” provides that “the delivered item has to have value to the customer on a standalone basis.  That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis.”

The software component of the Outerlink deliverables has no separate functionality, and accordingly, does not fall under SOP 97-2 accounting.  It is not separable from the transceiver hardware (the CP-2 unit) delivered for revenue recognition purposes.  The software and transceiver hardware represent a singe deliverable for such purposes.  Further, combined or separately, they have no utility without the separate “tracking” service provided by OuterLink.  Customers using the Company’s proprietary products cannot obtain the “tracking” service from any other provider.

If a CP-2 unit were to be sold by a pre-existing customer,  the buyer does NOT acquire an item that has standalone value.  Such a buyer cannot acquire BOTH the transceiver hardware and the software from the resale marketplace.  As previously discussed, the resale of the software to 3rd parties is both contractually prohibited by OuterLink and the use of said software by anyone requires that a license fee be paid to OuterLink.  Therefore,  a CP-2 unit has no resale marketplace.  Even if the hardware is capable of being resold (the above analysis notwithstanding) the sale is not on a standalone basis because the hardware is not functional with any other software but OuterLink’s, nor can the transceiver hardware be modified/retrofitted to make the proprietary spectrum frequency, used in conjunction with the Company’s leased satellite capacity, compatible with a competitor’s service.  The CP-2 unit could be resold (absent the Company’s involvement) only for scrap as it would be nonfunctional. Without Outerlink’s tracking services, a 3rd party buyer does not have any viable alternatives to render the acquired transceiver hardware useable and capable of function.  The 3rd party transceiver hardware buyer needs to go to the Company, acquire the software, pay a license fee to OuterLink and enter into the agreements for the license and service that are only offered by the Company in order to have anything of value at all.

We do not believe the resale standalone criteria have been met merely by an ability of an owner of a tangible item being able to resell the item without regard to its subsequent utility.  If that were the case, then virtually all tangible items not legally restrictable would so qualify.

In point of fact, Outerlink in its nearly 5 year history (including its prior operations independent of Digital Angel Corporation) has, to the best knowledge of the Company, had only one case of such a resale transfer of transceiver hardware take place.  Specifically, the Company became indirectly involved in facilitating the transfer of transceiver hardware owned by a former customer who was unfortunately unhappy with its service to an already existing customer, who was.  That unusual and isolated case, involving 4 transceiver hardware units (out of approximately 1,700 units sold to date) resulted in the Company earning additional consideration (about $2,000) for conducting an inspection and recertification of the transceiver hardware - since the customer was not new, there was no software or license involved.  Notwithstanding the limited and unusual nature of the facts involved in this transfer, the Company agreed to provide service to the resold units (and charged a reactivation fee to do so etc. and earns a monthly fee for tracking them) because it perceived that action and the resale from an unhappy to a happy customer to be in its best business interests at that time.  The Company reserves the right to make the determination of when, as and if used product can be used after a resale with a presumption that such an action is not permissible.  Accordingly,  it is not reasonably certain that the Company “would”  agree to provide service to any  3rd party transferees (unlike the EITF example #1 involving the cell phone).  A completely different analysis by the Company is involved where a new customer becomes the 3rd party transferee.  In any case, it would a decision solely within the discretion of the Company.

Furthermore, the question as to whether the Company “would” provide the service does not appear to us to be germane to the resale analysis.  In Example 6 of EITF 00-21 (Bio-tech/Pharma Co.) it was determined that the technology license granted by Bio-tech to Pharma Co. had no standalone value because were Pharma Co. to sublicense the technology to 3rd Party Co., the new sublicense (3rd Party Co.) would in turn still be required to utilize Bio-tech Co. to do the research and development on the drug because of the existing contractual arrangements.  In other words, the analysis in this example by the EITF concluded simply and strictly on the basis of the contractual arrangements between the parties that the technology license between Bio-tech Co. and Pharma Co. had no standalone value.  The EITF analysis did not include any discussion as to whether Biotech Co. “would” agree to perform the research and development for 3rd Party Co., since such consideration was deemed irrelevant to the analysis of standalone value.  We believe that the fact pattern and conclusion in Example 6 fits Outerlink’s fact pattern and conclusion.

Therefore, we believe it is correct to conclude that the item(s) delivered by OuterLink never have standalone value, neither individually nor in tandem (transceiver hardware plus software) nor do they ever have standalone value to 3rd parties absent a service agreement.  The service provided by OuterLink of monitoring/messaging is what the customer is buying from OuterLink and neither item works without the service agreement.  The Company’s accounting for the license, the activation charge and the gross profit applicable to the transceiver hardware delivered are combined and recognized as revenue over the estimated number of months of service the Company provides on the hardware units it sells .  In this case, 30 months is used since that bears proper and reasonable relationship to the utility and value of what OuterLink provides from the perspective of its customer, which is the treatment required by GAAP.

6.       Below is draft language discussing in more depth the goodwill analysis, which would be included in future filings.

Response:             Critical Accounting Policies and Estimates

Goodwill, Intangibles and Other Long-Lived Assets

On January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.”  SFAS No. 142 requires that goodwill and certain intangibles no longer be amortized but instead be tested for impairment at least annually by applying a fair value based test. There was no impairment of goodwill upon the adoption of SFAS 142 on January 1, 2002.  In addition, there was no impairment of goodwill as a result of our 2004 annual impairment review.  However based upon an annual review for impairment in 2003 and 2002, we recorded impairment charges of $3.0 million and $57.4 million in the fourth quarters of 2003 and 2002, respectively (of which $3.0 million and $25.9 million in 2003 and 2002, respectively, related to our Medical Systems segment and is included in discontinued operations).  The impairment charge in 2002 related to the goodwill at the GPS and Radio Communications reporting unit.

In accordance with FAS 142, we are required to allocate goodwill to the various reporting units.  As of December 31, 2004 the reporting units consisted of the following (the reporting units listed below are those businesses, which have goodwill and for which discrete financial information is available and upon which management makes operating decisions):

•              Animal Applications (goodwill of $44.0 million)

•              Signature Industries, Ltd. (goodwill of $1.2 million)

•              OuterLink Corporation (goodwill of $3.8 million)

We engaged an independent valuation firm to review and evaluate the goodwill as reflected on our books as of December 31, 2004, 2003 and 2002. Independently, the valuation firm reviewed the goodwill of the various reporting units. The Company’s management compiled the cash flow forecasts, growth rates, gross margin, fixed and variable cost structure, depreciation and amortization expenses, corporate overhead, tax rates, and capital expenditures, among other data and assumptions related to the financial projections upon which the valuation reports were based.  The valuation firm’s methodology including residual or terminal enterprise values were based on the following factors: risk free rate of 10 years; current leverage (E/V); leveraged beta – Bloomberg; unleveraged beta; risk premium; cost of equity; after-tax cost of debt; and weighted average cost of capital.  These variables generated a discount rate calculation.

The assumptions used in the determination of fair value using discounted cash flows were as follows:

•                                          Cash flows were generated for 5 years based on the expected recovery period for the goodwill;

•                                          Adjusted earnings before interest, taxes, depreciation and amortization were used as the measure of cash flow; and

•                                          Discount rates ranging from 15% to 22.5%. The rate was determined based on the risk free rate of the 10-year U.S. Treasury Bond plus a market risk premium of 7.5%.  (The discount rate utilized by the Company was the rate of return expected from the market or the rate of return for a similar investment with similar risks).

The independent valuation firm performed a company comparable analysis utilizing financial and market information on publicly traded companies that are considered to be generally comparable to the Company’s reporting units.  Each analysis provided a benchmark for determining the terminal values for each business unit to be utilized in its discounted cash flow analysis.  The analysis generated a multiple for each reporting unit, which was incorporated into the appropriate business unit’s discounted cash flow model.

Future goodwill impairment reviews may result in additional write-downs.  Such determination involves the use of estimates and assumptions, which may be difficult to accurately measure or value.  In preparing the five year financial projections for the 2004 goodwill impairment analysis the Company assumed significant growth rates and overall gross margin improvement for its OuterLink Corporation reporting unit.  These estimates were based on the knowledge of current events and anticipated future product introductions. In future periods, the Company will reassess its estimates based upon the then current information and recompute the estimated fair value of this reporting unit. Should the analysis reflect a reduction in the estimated fair value, it may result in an immediate impairment charge. The OuterLink Corporation reporting unit had goodwill of $3.8 million as of December 31, 2004.  In preparing the five year financial projections for the 2004 goodwill impairment analysis the Company assumed annual revenue growth for its Animal Application reporting unit.  Additionally, based upon the best information available at the time of the valuation, the Company assumed overall gross margins improvement for its Animal Applications reporting unit and relatively flat gross margins for its Signature reporting unit.  Based upon the historic performance of these units, although the actual and estimated future results may be less than projected at the date of the most recent valuation, the Company does not presently anticipate that such reduced expectations would result in an impairment charge for either of these reporting units.

We assess the fair value of our goodwill annually or earlier if events occur or circumstances change that would more likely than not reduce the fair value of our goodwill below its carrying value. These events or circumstances would include a significant change in business climate, including a significant, sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. If we determine that impairment has occurred, we would immediately write off the impaired portion of goodwill. Impairment charges could have a material adverse effect on our financial condition and results of operations.

On February 28, 2005 we acquired DSD Holdings A/S.  In accordance with FAS 142, DSD Holdings A/S is considered a separate reporting unit.  The excess purchase price over the fair value of the assets and liabilities of DSD Holdings A/S, approximately $4.5 million, has been preliminarily recorded as goodwill.  The acquisition of DSD Holdings A/S has been recorded on preliminary estimates as of the date of acquisition.  Any changes to the preliminary estimates during the allocation period will be reflected as an adjustment to goodwill or other intangible assets.  In considering the benefits of the DSD acquisition, the management of Digital Angel recognized the synergies available with DSD’s highly automated and efficient manufacturing facility, as well as DSD’s presence in successfully developed markets in the European Union (EU) and the Middle East. The acquisition provides Digital Angel with immediate expansion of its existing business in the significant EU market for livestock tagging and tracking.  The Company does not expect significant costs to integrate DSD Holdings A/S.

Property, plant and equipment and definite-lived intangible assets are depreciated or amortized over their useful lives.  Useful lives are based on management’s estimates of the period that the assets will generate revenue.  Long-lived assets are evaluated for impairment whenever events and circumstances indicate an asset may be impaired.  During the fourth quarter of 2002, we determined that an exclusive perpetual license to a digital encryption and distribution software system that was purchased by Applied Digital in April 2001 and contributed to AWG in 2001 was impaired. Accordingly, we wrote off the net book value of the asset, which resulted in an impairment charge of $6.4 million. There were no write downs of any long-lived assets in 2004 or 2003.

Footnote #1-Goodwill and Other Intangible Assets, net

Goodwill and other intangible assets are carried at cost net of accumulated amortization. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.”  SFAS No. 142 requires that goodwill and certain intangibles no longer be amortized but instead tested for impairment at least annually by applying a fair value based test. There was no impairment of goodwill upon the adoption of SFAS 142 on January 1, 2002.  In addition, there was no impairment of goodwill as a result of its 2004 annual impairment review.  However based upon the Company’s annual reviews for impairment, the Company recorded impairment charges of $2.4 million and $57.4 million in the fourth quarters of 2003 and 2002, respectively.  The impairment charge in 2003 related to the goodwill associated with our discontinued Medical Systems reporting unit. The impairment charge in 2002 related to the goodwill at the GPS and Radio Communications and the discontinued Medical Systems reporting units.  Further, the Company recorded an additional impairment charge of $0.6 million in 2003 at the discontinued Medical Systems segment to write down certain intangible assets to their estimated fair value.

In accordance with SFAS 142, upon adoption, the Company was required to allocate goodwill to the various reporting units.  Upon the acquisition of OuterLink Corporation in January 2004, the reporting units consisted of the following (the reporting units listed below are those businesses, which have goodwill and for which discrete financial information is available and upon which management makes operating decisions):

• Animal Applications (goodwill of $44.0 million as of December 31, 2004)

• Signature Industries, Ltd (goodwill of $1.2 million as of December 31, 2004)

• OuterLink Corporation (goodwill of $3.8 million as of December 31, 2004)

We assess the fair value of our goodwill annually or earlier if events occur or circumstances change that would more likely than not reduce the fair value of our goodwill below its carrying value. These events or circumstances would include a significant change in business climate, including a significant, sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. If we determine that significant impairment has occurred, we would immediately write off the impaired portion of goodwill. Impairment charges could have a material adverse effect on our financial condition and results of operations.

If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Philip T. Colton

Philip T. Colton

PTC/aks

2460649v5

cc:           Digital Angel Corporation

Eisner & Co.

Exhibit A

OuterLink Corp

The business of OuterLink Corp providing a system that enables its customers’ real-time tracking of high value assets (principally fixed wing and rotary aircraft at this time, although historically included ground vehicles also) and messaging between the asset and the customer’s base of operations.

This is accomplished through a combination of three components, all of which are required to use the service:

1.     A special purpose transceiver (the CP-2 unit) and antennae installed in the aircraft. This transceiver receives and transmits messages and transmits its position to a geosynchronous satellite.

2.     OuterLink’s proprietary network operations which receives the signal from the satellite and routs it through either the internet or a VPN to the customer’s network.

3.     Software installed on the customer’s network. The software receives the data and messages from OuterLink’s network operations.

Both OuterLink’s and the customer’s network store all of the data transmitted to and from the aircraft.

Principal sources of OuterLink receipts:

1.     Sale of transceiver, the sales price ranges between $10,000 and $12,000 plus accessories such as the antennae, control panels, connectors and an activation fee.

2.     Licensing of the software, the pricing is as follows:

a.     First license for a customer’s network - $5,000

b.     Additional license for use on an existing customer’s network at another location - $1,200

c.     Additional logins - $500 per login

3.     Monthly usage charges, the typical usage charge is $100 per month per active transceiver plus message unit charges based upon usage.

Both the transceiver and the software include a one year warranty.

The software license is nontransferable and cannot be assigned. Additionally, it is perpetual until such time as the customer cancels the service.

The customer is responsible for installation of the transceiver and the software. Generally, an unrelated third party installs the hardware in the aircraft and the software is self loading.

Other sources of receipts:

1.     Repairing transceivers

2.     Maintenance contracts, very few customers purchase these contracts. Those that do must purchase the maintenance contracts for both the transceivers and the software. The typical cost per year is 15% of the software purchase price and between 5% and 7% of the transceiver purchase price.

3.     Recertification and warranty of used units, once a former customer sold 4 transceivers to an existing customer. In order to be connected to OuterLink’s network, the Company required that the recertify the equipment and provided a 90 day warranty.

Revenue recognition:

1.     The sale of the transceiver and the licensing of the software and the related costs are deferred and amortized over 30 months.

2.     Monthly service fees and message usage fees are recognized as incurred.

3.     Repair revenue is recognized when the unit is shipped back to the customer.

4.     Maintenance contracts are deferred and amortized over the annual period.

5.     Recertification of used units recognized when units are shipped to customer.

Nature of the software and the hardware:

The hardware and the software can only be used on OuterLink’s proprietary network. The software license terminates upon the customer’s canceling the service agreement. The hardware cannot be reconfigured to work with a competitor’s tracking and messaging system. Neither component has any stand alone value or utility without the service agreement. The customers are not purchasing either the software or hardware in order to use it; the customer is purchasing these components in order to be able to purchase the service and receive real-time location information in its aircraft and to send and receive messages between the operations center and the aircraft.

Since the Company’s inceptions, approximately 5 years ago, the Company has sold approximately 1,700 ground and air transceivers to approximately 100 discrete customers. Only once in April 2005, through unusual circumstances, have any transceivers been sold by a customer or former customer, recertified by the Company, installed on a different customer’s aircraft and reactivated.

Exhibit B

OUTERLINK STANDARD TERMS AND CONDITIONS

(NOV 2004 VERSION)

General.  OuterLink Corporation and Customer hereby agree that these Terms and Conditions shall govern all purchased hardware (“Hardware”), all licensed software, including any updates, enhancements, and/or revisions thereto (“Software”), and all communications and customer support services (“Services”) provided by OuterLink to Customer as specified in the OuterLink Communications Services Agreement.

Hardware. Hardware shall mean any CP or CDU unit or other hardware as specified in any Quote.

a.  Delivery and Installation.  The Hardware shall be delivered to Customer F.O.B. OuterLink’s shipping point on the Delivery Date specified in the applicable Quote.  Customer shall assume all risk of loss or damage to the Hardware following delivery to carrier for shipment to Customer’s designated Site Address. Customer shall be responsible for the installation of the Hardware unless otherwise specified.

b.  Title and Acceptance.  Title to the Hardware shall pass from OuterLink to Customer when delivered to carrier for shipment to Customer.  Acceptance of the Hardware by Customer shall occur upon delivery to the Site Address unless otherwise specified.

c.  Security Interest.  OuterLink reserves, and Customer grants to OuterLink, a purchase money security interest in each item of Hardware purchased, and all proceeds thereof, to secure the full purchase price of such Hardware.

d.  Payment.  Payment for Hardware and Software license shall be for the amount set forth on the applicable Quote and due no later than thirty (30) days from date of delivery unless otherwise specified.  Payment for Services shall be for the amount set forth on the applicable Quote and due no later than thirty (30) days from receipt of invoice unless otherwise specified. In the event Customer fails to timely or completely pay any amount under this Agreement:  (i) such failure shall be a material breach; (ii) interest at the rate of one and one half percent (1.5%) per month shall accrue on all past due amounts until such amounts, including accrued interest, are paid in full; (iii) OuterLink shall have the right to repossess the Software; (iv) OuterLink shall have the right to immediately cease providing Customer with the communications service; (v) OuterLink shall have the right to immediately cease providing Customer with updates to the Software; and, (vi) OuterLink shall have the right to pursue all other legal and equitable remedies available to it. All fees set forth in this Agreement are exclusive of all sales, use, value-added, excise, property, withholding, and other taxes and duties.  Customer shall pay or promptly reimburse OuterLink for all taxes and duties assessed by any authority in connection with this Agreement.

Software License.  OuterLink grants Customer a perpetual non-exclusive, non-transferable license to run, use, operate, and perform (collectively “use”) the Software and documentation for use at the designated Site Address in connection with its use of the Hardware.

a.  Users.  The license granted herein is for the number of Software users set forth in the Quote.  The Software may be copied only as necessary for archival or back-up purposes.  Any updates to the Software shall be subject to the terms and conditions of this Agreement.

b.  Own Operations.  Customer shall not lend, rent, lease or use the Software as a service bureau or as an application service provider or otherwise for a third party without the prior written consent of OuterLink. Customer shall not have the right to sub-license the rights granted herein.

c.  Object Code.  The license granted herein applies only to the object code version of the software in the Software.  Customer shall have no rights to the source code of the software in the Software.

d.  Ownership.  All right, title and interest in and to the Software, including any and all intellectual property rights related thereto, is and shall remain the exclusive property of OuterLink.

e.  No Reverse Engineering.  Customer shall not modify, adapt, alter, translate, prepare derivative works from, decompile, reverse engineer, disassemble, decrypt the Software, the Hardware or any part thereof or otherwise attempt to derive source code from the Software.

f.  No Notice Removal.  Customer shall not remove, obscure, or alter OuterLink’s copyright notices, trademark notices, or other proprietary rights notices affixed to or contained within the Software or documentation.

g.  License Subject To Payment.  The license granted in this Section is contingent upon the timely and complete payment of all amounts due to OuterLink under this Agreement.

h.  United States Government Restricted Rights.  If Customer is acquiring the Software on behalf of any unit or agency of the United States Government, the government agrees that such Software is “commercial computer software” or “commercial computer software documentation” and that the government’ rights with respect to such Software are limited by the terms of this Agreement, pursuant to FAR Section 812.212(a) and/or DFAR Section 227.72.2-1(a), as applicable.

i.  Term and Termination.  The term of the license granted above shall expire at such time as Customer permanently discontinues use of such Software.  Either party may terminate this Agreement at any time in the event of a material breach of the terms herein by the other party, if such party shall fail to cure such material breach (if it can be cured) within thirty (30) days of notice of such breach.  If either party:  (a) commences or becomes the subject of any case or proceeding under the bankruptcy laws of any country; (b) has appointed for it a court-appointed receiver, trustee or other similar official; (c) makes an assignment for the benefit of its creditors; or (d) fails generally to pay its debts as they become due, the other party hereto shall have the right at any time thereafter to terminate this Agreement, effective immediately upon giving notice to such party. Upon the expiration or termination of this Agreement for any reason:  (i) the license granted below shall immediately terminate; (ii) all rights granted herein shall automatically revert to OuterLink; (iii) Customer shall immediately cease and desist from using the Software; (iv) Customer shall immediately erase all copies of the Software from Customer’s computers; (v) Customer shall immediately deliver to OuterLink all tangible copies of the Software; (vi) OuterLink shall have the right to repossess the Software and, (vii) Customer shall immediately pay all amounts due OuterLink.

Access.  Customer shall permit OuterLink access to the Software between the hours of 9:00am and 5:00pm for OuterLink to inspect, test, maintain or upgrade the Software, and confirm Customer’s compliance with this Agreement.

Services.  OuterLink shall provide the Services to Customer in accordance with the OuterLink Communications Services Agreement.

OuterLink uses leased satellite capacity secured contractually from a commercial satellite network operator.  A limited risk of satellite system malfunction or catastrophic loss is inherent in any communications system utilizing satellite networks.  In the event of a major malfunction or catastrophic loss of the satellite, OuterLink may be forced to interrupt its Services without advance notice during the period of the malfunction or unavailability of the satellite.

OuterLink’s Services utilize radiocommunications spectrum subject to the authority of the Federal Communications Commission (“FCC”).  Pursuant to the Communications Act of 1934 as amended, authorized users of radiocommunications spectrum must waive any claim to the use of any particular frequencies or of the electromagnetic spectrum as against the regulatory power of the United States.  The FCC has the authority to withdraw an authorization to utilize radiocommunications spectrum or refuse to renew an existing authorization.  The authority provided to OuterLink by the FCC, along with the Service itself, is on a temporary basis only and is subject to termination by the FCC without prior notice.  OuterLink’s use of radiocommunications spectrum is also subject to international spectrum coordination agreements administered by the International Telecommunications Union, Radiocommunications Sector, along with a multilateral treaty agreement on satellite spectrum coordination entered into between the United States, Canada, Mexico, the United Kingdom and Russia.  These treaty agreements expressly do not convey a property interest in radiocommunications spectrum to any entity or sovereign administration and does not ensure unfettered and uninterrupted use of the radiocommunications spectrum covered by the agreements to any user of the spectrum.

Purchase Orders.  Customer agrees that the terms and conditions of any purchase order or other instrument issued by it in connection with the purchase of any Hardware, Software and/or Services which are in addition to or inconsistent with these Terms and Conditions will not be binding on OuterLink

1

and will not be deemed to affect or modify these Terms and Conditions, and that these Terms and Conditions shall also apply to any oral purchase order issued by Customer.

Limited Warranty. THE FOLLOWING WARRANTIES DO NOT APPLY TO OUTERLINK HARDWARE PURCHASED FROM ANY INDIVIDUAL OR ENTITY OTHER THAN OUTERLINK OR ANY OF ITS AUTHORIZED RESELLERS.

a.  Defects.  OuterLink warrants that the Hardware shall be free from material defects in materials or workmanship for a period of one (1) year after the Delivery Date.

b.  Functionality.  OuterLink warrants that the Software will, when used pursuant to OuterLink’s instructions, perform substantially in accordance with the specifications set forth in OuterLink’s standard documentation for a period of one (1) year.

c.  Services.  OuterLink warrants that the Services shall be performed in a professional manner.

d.  OuterLink’s Warranty Obligation.  OuterLink’s sole responsibility under the warranty set forth in this Section shall be, at OuterLink’s option, to either repair or replace any component that fails during the warranty period due to a defect in workmanship and/ or material provided Customer has promptly reported the defect to OuterLink in writing.  The above warranty is contingent upon proper use of the Software and Hardware and does not cover any Software or Hardware which has been modified without OuterLink’s approval, or which has been subjected to unusual physical or electrical stress, or on which the original identification marks have been removed or altered.

WARRANTY DISCLAIMER.  EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, OUTERLINK HAS NOT AND SHALL NOT BE DEEMED TO HAVE MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ALL WARRANTIES FOR: MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE; NON-INFRINGEMENT OF THE SOFTWARE AND/OR THE HARDWARE; LAPSES OF SERVICE ARISING FROM CAUSES BEYOND THE DIRECT CONTROL OF OUTERLINK, INCLUDING, WITHOUT LIMITATION, DEFECTS IN PRODUCTS OR SERVICES PROVIDED TO OUTERLINK OR CUSTOMER BY ANY THIRD PARTY NOT COVERED UNDER THIS AGREEMENT; SECURITY OF DATA DURING TRANSMISSION VIA ANY PUBLIC TELECOMMUNICATIONS FACILITY;  LAPSES OF SERVICE CAUSED BY THE FAILURE OF ANY TELECOMMUNICATIONS FACILITIES, OR, LAPSES ASSOCIATED WITH ANY ACT OR OMISSION ON THE PART OF CUSTOMER’S EMPLOYEES OR AGENTS.

LIABILITY LIMITATION.  IN NO EVENT SHALL OUTERLINK BE LIABLE TO CUSTOMER FOR CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL, RELIANCE, OR PUNITIVE DAMAGES, INCLUDING, WITHOUT LIMITATION, LOST PROFITS, OR FOR CORRUPTION, LOSS OR MISTRANSMISSION OF DATA VIA ANY TELECOMMUNICATIONS FACILITY, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.  IN ANY EVENT, THE LIABILITY OF OUTERLINK FOR ANY LOSS OR DAMAGES DIRECTLY OR INDIRECTLY SUFFERED BY CUSTOMER AS A RESULT OF THE USE OF THE SOFTWARE, THE HARDWARE, THE SERVICES OR ANY FAILURE, ACT, OMISSION OR BREACH OF THIS AGREEMENT BY OUTERLINK SHALL NOT EXCEED THE AGGREGATE FEES PAID BY CUSTOMER TO OUTERLINK PURSUANT TO ANY APPLICABLE QUOTE.

Infringement.  Should the Software, the Hardware or any part thereof become, or in OuterLink’s reasonable opinion be likely to become, the subject of a claim of infringement or misappropriation, OuterLink shall have the right, at OuterLink’s option and expense (a) to procure for Customer the right to continue using the Software and/or the Hardware, (b) to replace or modify the Software and/or the Hardware with a non-infringing version of substantially equivalent function and performance or (c) to accept the return of the Software and/or the Hardware in exchange for a refund of amounts paid less a charge for the period of use and thereupon immediately terminate this Agreement.

Indemnification.

a.  By Customer.  Customer shall indemnify, defend, and hold harmless OuterLink against and from any and all actions, causes of action, claims, demands, costs, liabilities, expenses (including reasonable attorneys’ fees and court costs) and damages arising out of or in connection with any and all third party claims relating to Customer’s activities pursuant to this Agreement not covered by sub-section (b) below.

b.  By OuterLink.  OuterLink shall indemnify, defend, and hold harmless Customer against and from any and all actions, causes of action, claims, demands, costs, liabilities, expenses (including reasonable attorneys’ fees and court costs) and damages arising out of or in connection with any claim that the Software infringes a United States patent or copyright.

c.  Limitation.  OuterLink shall have no liability or obligation to Customer hereunder for any infringement based upon (i) the combination of any of the Software and/or the Hardware with any other software, hardware or other products not provided by OuterLink, (ii) the use of other than a current, unaltered version of the Software, (iii) modifications, improvements and derivative works of the Software and/or the Hardware created by or on behalf of Customer or (iv) if Customer is in breach of this Agreement for failure to pay amounts due.

d.  Cooperation.  In connection with any claim or action described in this Section, the party seeking indemnification (i) will give the indemnifying party prompt written notice of the claim, (ii) will cooperate with the indemnifying party (at the indemnifying party’s expense) in connection with the defense and settlement of the claim, and (iii) will permit the indemnifying party to control the defense and settlement of the claim, provided that the indemnifying party may not settle the claim without the indemnified party’s prior written consent (which will not be unreasonably withheld).  Further, the indemnified party (at its cost) may participate in the defense and settlement of the claim.

e.  Irreparable Harm.  Customer acknowledges that any breach or violation of the license granted above will cause irreparable harm to OuterLink and that damages are not an adequate remedy.  Customer therefore agrees that OuterLink shall be entitled to seek and obtain a court order enjoining Customer from the continuance of any such violation, in addition to any monetary damages or any other remedies at law or in equity.  The posting of a bond shall not be required for any injunction to be issued in accord with this provision.

Miscellaneous.  The parties hereby agree to waive their respective rights to a jury trial of any claim or cause of action related to or arising out of this Agreement. In the event of litigation, this Agreement may be filed as written consent to a trial by court.  If any legal action or other proceeding is brought for a breach of this Agreement or any of the warranties herein, the prevailing party shall be entitled to recover its reasonable attorneys’ fees and other costs incurred in bringing such action or proceeding, in addition to any other relief to which such party may be entitled.  The parties are and have been contracted with each other as independent contractors. A breach of any provision of this Agreement may only be waived in writing and the waiver of such breach shall not operate or be construed as a waiver of any subsequent breach.  If any provision of this Agreement should be held invalid or unenforceable, the remainder of this Agreement shall be enforced to the full extent permitted by law.  The parties shall be excused from delays in performing to the extent that such delay results from causes such as war or natural disaster or strike which are beyond the reasonable control of the affected party, provided that, the affected party acts diligently to remedy such delay. Under this Agreement, if one party is required to deliver or submit something to the other, or give notice, such delivery and such notice shall be receivable in writing and only on business days by next day courier or US Postal Service.  Such notice, if to OuterLink, shall be sent to OuterLink Corporation, 150 Baker Avenue Extension, Concord, MA 01742, and, if to Customer, shall be sent to the address of the designated site specified in Section 1 above.  Notice shall be deemed given upon receipt.  Each party may freely assign and/or transfer this Agreement in connection with a sale of its business as a whole or substantially all of the assets of its business.  The parties shall not otherwise assign or transfer this Agreement without the express prior written consent of the other.  The provisions hereof shall survive the termination of this Agreement. This Agreement contains the entire agreement between the parties as to the subject hereof.  This Agreement supersedes all prior oral and written agreements between the parties as to the subject hereof.  This Agreement may not be modified or amended except by writing by an officer of OuterLink and an officer of Customer.  This Agreement shall be governed and interpreted in accordance with the laws of The Commonwealth of Massachusetts, United States of America, without regard to the principles of conflicts of laws.  The parties consent to the federal and state courts of The Commonwealth of Massachusetts having exclusive jurisdiction over them.

2

Exhibit C

COMMUNICATIONS SERVICES AGREEMENT

This is an agreement (“Agreement”) between OuterLink Corporation (“OuterLink”) and the Customer identified in Section 1 below.

WHEREAS OuterLink manufactures a hardware (“Hardware”) and software system (“Software”), operates a communications service and provides customer support services (“Services”) for real-time fleet management and wireless data communications for aircraft, ground-based vehicles, or maritime vessels as specified herein;

WHEREAS Customer desires to purchase OuterLink’s Hardware and Services and license OuterLink’s Software;

NOW THEREFORE, for and in consideration of the mutual promises and covenants set forth herein, OuterLink and Customer hereby agree as follows:

1.     Customer Information.

Customer Name	Address	Effective Date

2.     Products and Payment.  Customer shall purchase and/or license OuterLink’s Hardware, Software and Services and pay the fees in accordance with the applicable product quotation (“Quote”).  OuterLink may increase the fees on the Quote by giving sixty (60) days notice to Customer. Customer agrees that this Agreement and the Hardware, Software and Services shall also be subject to the OuterLink Standard Terms and Conditions (November 2004 Version) which are hereby incorporated by reference as if fully set forth herein.

3.     Services. OuterLink shall provide Customer the following Services:

(a)          Communications Services. OuterLink shall provide Customer with various communication services necessary to enable the Software and Hardware, when installed according to OuterLink specifications, to transmit and receive information, including, without limitation, vehicle position and location reports, two-way message communications, and fleet status information, to and from the Customer’s designated locations.  Communications services are subject to an activation fee to initiate service to the mobile unit and a deactivation fee to suspend service.  Customer may be required to commit to a minimum active service term for OuterLink communication services

(b)         Customer Support Services. During the Warranty period OuterLink shall provide Customer with support services, including, without limitation, installation support, basic technical support, training and warranty service.  Customer shall provide OuterLink with a primary office contact for such support. Further Hardware or Software maintenance shall be subject to a separate agreement between OuterLink and Customer.

4.     Updates.  During the Warranty period, OuterLink shall provide Customer with periodic updates to the Software as such updates become commercially available without charge.  Further updates shall be subject to a separate Customer Support Service agreement.  Upgrades, enhancements and/or revisions of the Software shall be offered to Customer at OuterLink’s then prevailing prices.

5.     Term.  This Agreement shall be effective as of the Effective Date specified in Section 1 and shall continue for a one (1) year period (“Initial Term”) unless specified otherwise in the applicable Quote.  This Agreement shall renew automatically for additional one (1) year periods (“Renewal Term(s)”), unless either party gives the other party notice of its intent not to renew at least sixty (60) days prior to the end of the current term.

IN WITNESS WHEREOF, OuterLink and Customer have caused their duly authorized representatives to execute this Agreement as an instrument under seal on the date(s) set forth below:

OUTERLINK CORPORATION	CUSTOMER:

By:	By:

Printed name:	Printed name:

Title:	Title:

Date:	Date: